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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            AMERICAN STORES COMPANY

                                (Name of Issuer)

                         COMMON STOCK ($1.00 PAR VALUE)

                         (Title of Class of Securities)

                                  030096 10 1

                                 (CUSIP Number)

                            Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                           New York, New York  10022
                                 (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                JUNE 20, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No.                 030096 10 1
         1                NAMES OF REPORTING PERSONS
                          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                           LENNIE SAM SKAGGS
                                           S.S. NO.:  ###-##-####

         2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                                       (b) X

         3                SEC USE ONLY

         4                SOURCE OF FUNDS*
                                           00 - NO FUNDS UTILIZED FOR ACQUISITION

         5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                          IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

         6                CITIZENSHIP OR PLACE OF ORGANIZATION
                                           U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                          7                SOLE VOTING POWER
                                                   23,929,556

                          8                SHARED VOTING POWER
                                                   2,539,170

                          9                SOLE DISPOSITIVE POWER
                                                   23,929,556

                          10               SHARED DISPOSITIVE POWER
                                                   2,539,170

         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   26,468,726

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES*

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   18.3%

         14               TYPE OF REPORTING PERSON*
                                           IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





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
                                  SCHEDULE 13D

CUSIP No.                 030096 10 1
         1                NAMES OF REPORTING PERSONS
                          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                           ALINE W. SKAGGS
                                           S.S. NO.:  ###-##-####

         2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                                       (b)  X

         3                SEC USE ONLY

         4                SOURCE OF FUNDS*
                                           00 - NO FUNDS UTILIZED FOR ACQUISITION

         5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

                          IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

         6                CITIZENSHIP OR PLACE OF ORGANIZATION
                                           U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                          7                SOLE VOTING POWER
                                                   185,452

                          8                SHARED VOTING POWER
                                                   2,539,170

                          9                SOLE DISPOSITIVE POWER
                                                   185,452

                          10               SHARED DISPOSITIVE POWER
                                                   2,539,170

         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   2,724,622

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES*

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   1.9%

         14               TYPE OF REPORTING PERSON*
                                           IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





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         This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on
June 14, 1995 by Lennie Sam Skaggs and Aline W. Skaggs, husband and wife, and the ALSAM Trust, formerly called the Lennie Sam and Aline Wilmot Skaggs Family Trust (the "Trust"), as previously amended. The filing of this Schedule 13D shall not be construed as an admission that Lennie Sam Skaggs or Aline W. Skaggs (together, the "Reporting Persons") are, for the purposes of section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.

1. Item 2 of the Schedule 13D, "Identity and Background," is hereby amended to add the following information:

                 Mr. Skaggs retired as Chairman of the Board of the Company in July 1995 and, since August 1995, has been a consultant to the Company. The business address of the Reporting Persons has been changed to: 6190 So. Moffat Farm Lane, Salt Lake City, Utah 84121.

2. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby restated in its entirety as set forth below:

                 Item 4.  Purpose of Transaction.

                 The original filing on Schedule 13D resulted from the transfer of Common Stock of the Company from a testamentary trust established by the father of Mr. Skaggs.

                 Mr. and Mrs. Skaggs intend to monitor their investments in the Common Stock of the Company on an ongoing basis. As part of this ongoing review process, Mr. and Mrs. Skaggs may from time to time consider a number of strategies for enhancing value, including, without limitation, (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. There can be no assurance that Mr. and Mrs. Skaggs will develop any plans or proposals with respect to any of the foregoing matters. Any strategies that Mr. and Mrs. Skaggs may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, and general economic, market and industry conditions.





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
                 Consistent with the intention of Mr. and Mrs. Skaggs to monitor their investments in the Common Stock, Mr. Skaggs has informed the Company that he and Mrs. Skaggs intend to explore possible opportunities to sell all or part of the Common Stock held by them.

                 Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (i) of Item 4 of Schedule 13D.

3. Item 5 of the Schedule 13D, "Interest in Securities of Issue," is hereby restated in its entirety as set forth below:

                 Item 5.  Interest in Securities of Issuer:

                 (a) As of May 31, 1996, the Company had outstanding 145,878,807 shares of Common Stock, $1.00 par value per share, as reported in the Company's Form 10-Q for the quarter ended May 4, 1996. On the date of this Amendment No. 3, Mr. Skaggs may be deemed to be the beneficial owner of 23,929,556 shares of Common Stock held of record by the Trust, and Mrs. Skaggs may be deemed to be the beneficial owner of 185,452 shares of Common stock held of record by the Trust. Such shares constitute 16.5% of the total outstanding shares of the Company's Common Stock.

                 Mr. and Mrs. Skaggs may also be deemed for purposes of this filing to be the beneficial owners of 2,046,930 shares of Common Stock owned by the ALSAM Foundation, a charitable foundation; 327,240 shares of Common Stock owned by the Skaggs Family Foundation for Roman Catholic and Community Charities, a charitable foundation (the "Skaggs Family Foundation"); and 165,000 shares of Common Stock owned by the Skaggs Institute for Research, a charitable foundation (the "Skaggs Institute"). Such shares represent approximately 1.7% of the Company's outstanding shares. Mr. and Mrs. Skaggs are members of the managing committee, the board of directors and board of trustees, respectively, of such charitable foundations and, in these fiduciary capacities, share voting and dispositive power with respect to the shares of Common Stock owned by the foundations. Mr. and Mrs. Skaggs do not have any pecuniary interest in the shares owned by any of these foundations and each disclaims beneficial ownership of such shares.

                 (b) The Trust holds of record 24,115,008 shares of Common Stock. Pursuant to the Trust Agreement as amended to date, during their respective lifetimes, Mr. Skaggs has sole voting and dispositive power over the shares he beneficially owns (currently 23,929,556 shares), and Mrs. Skaggs has sole voting and dispositive power over the shares she beneficially owns (currently 185,452 shares). For purposes of this filing, Mr. and Mrs. Skaggs may be deemed to have shared voting and dispositive power with respect to the 2,046,930 shares owned by the ALSAM Foundation; the 327,240 shares owned by the Skaggs Family Foundation; and the 165,000 shares of Common Stock owned by the Skaggs Institute.

                 (c) On March 14, 1996, the Trust transferred 100,000 shares of Common Stock to Mr. Skaggs and Mr. Skaggs donated those shares to the Skaggs Family Foundation; those shares were subsequently sold. On April 1, 1996, the Trust transferred 300,000 shares of Common Stock to Mr. Skaggs and Mr. Skaggs donated those shares to the Skaggs Institute; 135,000 of those shares were subsequently sold. The ALSAM Foundation sold 544,600 shares of Common Stock between June 15, 1995 and July 31, 1995. The Skaggs Family Foundation sold 9,300 shares of Common Stock between June 15 and June 30, 1995.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         DATED:  June 20, 1996.



                                           /s/ Lennie Sam Skaggs
                                           ------------------------------------
                                           LENNIE SAM SKAGGS, individually





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         DATED:  June 20, 1996.


                                           /s/ Aline W. Skaggs
                                           ------------------------------------
                                           ALINE W. SKAGGS, individually






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